SUB-ITEM 77Q3

DUE TO THE RESTRICTIONS IN THE FORMAT OF FORM N-SAR TO ALLOW REPORTING OF INFORMATION FOR MULTIPLE CLASSES OF SHARES, THIS EXHIBIT PROVIDES CLASS LEVEL INFORMATION FOR ITEMS 74U AND 74V.

FOR PERIOD ENDING 10/31/05
FILE NUMBER 811-05426
SERIES NO.: 3

74U.     1.   Number of shares outstanding (000's Omitted)
              Class A                     18,632
         2.   Number of shares outstanding of a second class of open-end company shares (000's Omitted)
              Class B                      5,696
              Class C                      1,688
              Investor Class              27,124

74V.     1.   Net asset value per share (to nearest cent)
              Class A                  $   29.77
         2.   Net asset value per share of a second class of open-end company shares (to nearest cent)
              Class B                  $   26.99
              Class C                  $   27.01
              Investor Class           $   29.77